410-33

811-6463


AIM
INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


04020979


SEC MAIL PROCESSING
RECEIVED
MAR 29 2004
WASH. D.C. 158 SECTION


PROCESSED
MAR 30 2004
THOMSON FINANCIAL

March 22, 2004

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, two copies of one pleading in *John Bilski, Individually and On Behalf of All Others Similarly Situated v. AIM International Funds, Inc., et al.* received on or about March 18, 2004.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Bilski v. AIM\Corr\L-032204SEC.doc
031904 (1) vxv

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

| | | |
|---|---|---|
| **JOHN BILSKI, Indiviually and On Behalf of All Others Similarly Situated,**<br><br>**Plaintiff,**<br><br>vs.<br><br>**AIM INTERNATIONAL FUNDS, INC., AIM ADVISORS, INC., INVESCO INTERNATIONAL FUNDS, INC., INVESCO FUNDS GROUP, INC., T. ROWE PRICE INTERNATIONAL FUNDS, INC., and T. ROWE PRICE INTERNATIONAL, INC.,**<br><br>**Defendants.** | ) | CIVIL NO. 03-772-GPM |

## MEMORANDUM AND ORDER

**MURPHY, Chief District Judge:**

On March 3, 2004, the Judicial Panel on Multidistrict Litigation (the Panel) issued a Conditional Transfer Order transferring this action to the United States District Court for the District of Maryland for coordinated or consolidated pretrial proceedings pursuant to 28 U.S.C. § 1407. The Panel's Order will become effective on March 18th, unless a party files a notice of opposition with the Panel on or before that date.

On March 16, 2004, this Court received correspondence from Defendants' counsel requesting that in light of the Panel's Order, this Court continue generally the hearing scheduled for March 22nd on their motion to dismiss. Thereafter, the Court was notified by Plaintiff's counsel that Plaintiff likely would be opposing the Panel's Order and, therefore, would prefer to go forward with the March 22nd hearing.

The Court has carefully considered the parties' positions and finds that the hearing should be continued until it is decided in what Court this action will proceed. Accordingly, this action is **STAYED** pending a final decision by the Panel regarding transfer. Consequently, the March 22nd hearing is **CANCELLED** and will be reset by separate notice, if necessary.

**IT IS SO ORDERED.**

DATED this 18th day of March, 2004.

s/ G. Patrick Murphy
G. PATRICK MURPHY
Chief United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

| | | |
|---|---|---|
| **JOHN BILSKI, Indiviually and On Behalf of All Others Similarly Situated,** | ) | |
| **Plaintiff,** | ) | |
| vs. | ) | CIVIL NO. 03-772-GPM |
| **AIM INTERNATIONAL FUNDS, INC., AIM ADVISORS, INC., INVESCO INTERNATIONAL FUNDS, INC., INVESCO FUNDS GROUP, INC., T. ROWE PRICE INTERNATIONAL FUNDS, INC., and T. ROWE PRICE INTERNATIONAL, INC.,** | ) | |
| **Defendants.** | ) | |

## MEMORANDUM AND ORDER

**MURPHY, Chief District Judge:**

On March 3, 2004, the Judicial Panel on Multidistrict Litigation (the Panel) issued a Conditional Transfer Order transferring this action to the United States District Court for the District of Maryland for coordinated or consolidated pretrial proceedings pursuant to 28 U.S.C. § 1407. The Panel's Order will become effective on March 18th, unless a party files a notice of opposition with the Panel on or before that date.

On March 16, 2004, this Court received correspondence from Defendants' counsel requesting that in light of the Panel's Order, this Court continue generally the hearing scheduled for March 22nd on their motion to dismiss. Thereafter, the Court was notified by Plaintiff's counsel that Plaintiff likely would be opposing the Panel's Order and, therefore, would prefer to go forward with the March 22nd hearing.

The Court has carefully considered the parties' positions and finds that the hearing should be continued until it is decided in what Court this action will proceed. Accordingly, this action is **STAYED** pending a final decision by the Panel regarding transfer. Consequently, the March 22nd hearing is **CANCELLED** and will be reset by separate notice, if necessary.

**IT IS SO ORDERED.**

DATED this 18th day of March, 2004.

s/ G. Patrick Murphy
G. PATRICK MURPHY
Chief United States District Judge